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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15/A

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 0-19918

                             NEOZYME II CORPORATION
             (Exact name of registrant as specified in its charter)


                          TODMAN BUILDING, MAIN STREET
                   ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS
                                 (809) 494-2065
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


    UNITS*, EACH CONSISTING OF ONE SHARE OF CALLABLE COMMON STOCK, $1.00 PAR VALUE, OF NEOZYME II CORPORATION AND ONE CALLABLE WARRANT TO PURCHASE TWO SHARES
   OF GENERAL DIVISION COMMON STOCK, $0.01 PAR VALUE, AND .135 SHARE OF TISSUE
     REPAIR DIVISION COMMON STOCK, $0.01 PAR VALUE, OF GENZYME CORPORATION
            (Title of each class of securities covered by this Form)


                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)        [X]           Rule 12h-3(b)(1)(ii)        [ ]
     Rule 12g-4(a)(1)(ii)       [ ]           Rule 12h-3(b)(2)(i)         [ ]
     Rule 12g-4(a)(2)(i)        [ ]           Rule 12h-3(b)(2)(i)         [ ]
     Rule 12g-4(a)(2)(ii)       [ ]           Rule 12h-3(b)(2)(ii)        [ ]
     Rule 12h-3(b)(1)(i)        [X]           Rule 15d-6                  [ ]

     Approximate number of holders of record as of the certification or notice date: 0


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* On November 8, 1996, Neozyme II Corporation ("Neozyme II") filed a Form 15 with respect to shares of its Callable Common Stock included in the Units deregistered hereby. As of such date, there were 22 record holders of the Units. This amendment is being filed to include the Units, which were registered under
Section 12(g) by Neozyme II on July 10, 1992.


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     Pursuant to the requirements of the Securities Exchange Act of 1934 GENZYME
CORPORATION has caused this certification/notice to be signed on behalf of NEOZYME II CORPORATION, as its successor by merger, by the undersigned duly authorized person.

Date:  January 17, 1997             GENZYME CORPORATION



                                    By: /s/ Peter Wirth
                                       -----------------------------------
                                        Peter Wirth
                                        Executive Vice President
                                        and Chief Legal Counsel